September 12, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE, Mail Stop 4561

Washington, D.C. 20549

ATTN:	Mr. Kevin Vaughn
Mr. Michael Volley

RE:	Cadence Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 14, 2007
File No. 001-15773

Dear Mr. Vaughn and Mr. Volley:

This letter is in response to the comments contained in your letter to Cadence Financial Corporation (“we,” “us,” “our,” “Cadence” or the “Corporation”) dated August 30, 2007, transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced annual report on Form 10-K (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in your letter.

Item 6 – Selected Financial Data, page 15

1.	Please revise to disclose all long-term obligations in your selected financial data. Refer to Instruction 2 to Item 301 of Regulation S-K.

In response to your comment, we will include a disclosure of all long-term obligations in our selected financial data in future filings with the Commission. [For your information, we defined long-term obligations as any item with a maturity in excess of one year. In response to your comment, our long-term obligations will consist of certain term repurchase agreements (included in the “federal funds purchased and securities sold under agreements to repurchase” caption on our consolidated balance sheets), subordinated debentures, and certain Federal Home Loan Bank borrowings (included in the “other borrowed funds” caption on our consolidated balance sheets).]

IV. Summary of Loan Loss Experience, page 22

2.	Please revise to present the allocation of the allowance for loan losses for each of the last five fiscal years. Refer to General Instruction 3(b) and Item IV.B. of Industry Guide 3.

In response to your comment, we will present the allocation of the allowance for loan losses for each of the five previous fiscal years in future filings with the Commission.

3.	Please revise to describe the types of loans that are considered homogeneous to allow an investor to determine which portfolios are included in the homogeneous pools line item in the allocation table.

In response to your comment, we will revise our disclosure in future filings with the Commission to include the types of homogeneous pools included in our evaluation of the allowance for loan losses.

Following is our proposed disclosure on the allowance for loan losses allocation table in Form 10-K for the year ended December 31, 2007:

“The allowance allocated to impaired loans for the periods indicated was based upon the estimated fair value of the underlying collateral.

Graded loans are those loans that exhibit some form of weakness. Allocations to this group are based upon the historical loan loss experience of the grades assigned and upon specific allocations to specific loans.

An allowance is allocated to the various pools of loans considered to be homogeneous based upon the historical loan losses of each pool. The types of homogeneous pools included in our evaluation of the allowance for loan losses are lease financing loans, mortgage loans, personal loans, home equity lines, student loans, and personal credit lines.

Other loans consist of those loans not graded or impaired or considered homogeneous. These loans are grouped by risk assignments, which are based upon consideration of collateral values, borrower financial condition and performance, debt service capacity, cash flows, market share and other indicators. Allocations of the allowance to these loans are based upon historical loan loss experience of the risk assignment.”

4.	Please revise to explain why the balance of graded loans increased so significantly from 2005 to 2006 and why there was not a corresponding increase in the amount of allowance allocated to these loans. Specifically tell us the extent of the increase that is due to the SunCoast and Seasons acquisitions. For each of these acquisitions, tell us the amount of loans as of the acquisition date for which it was probable that you would be unable to collect all contractually required payments.

In response to your comment, please see the attached Exhibit A for a revised allowance for loan losses allocation table as of December 31, 2006 and 2005. The 2006 graded loans and related allowance allocation balances disclosed in the Form 10-K mistakenly included “pass” risk rated loans. This error accounts for most of the significant increase in balances from year to year. Of the remaining increases between years in the graded loans and related allowance allocation balances, $9,081,000 and $89,000, respectively, are due to the SunCoast and Seasons acquisitions. As of the Seasons acquisition date, $463,000 of loans acquired from Seasons were risk rated “doubtful,” meaning that collection of all principal and interest is improbable. As of the SunCoast acquisition date, none of the loans acquired from SunCoast were risk rated “doubtful.”

We will correct this disclosure in the next annual filing with the Commission.

5.	Please revise to explain the differences between a graded loan and a classified asset as the term is used on page 35.

In response to your comment, we inform you that the classified asset balance used in the calculation of the loan portfolio statistics included in our management’s discussion and analysis (page 35 of the Form 10-K) includes the graded loans reflected in the table on page 22, as well as other real estate owned and repossessed assets.

We plan to add the following disclosure to our management’s discussion and analysis for future filings with the Commission:

“Classified assets include graded loans (loans exhibiting some form of weakness), other real estate owned, and repossessed assets.”

Consolidated Statements of Changes in Shareholders’ Equity, page 44

6.	Please revise to report the SFAS 158 transition adjustment related to your net actuarial loss and prior service cost as an adjustment of the ending balance of accumulated other comprehensive income. We note you included the amount in the calculation of comprehensive income for 2006. Refer to paragraph 16a of SFAS 158.

In response to your comment, we will revise our statement of changes in shareholders’ equity in future filings to report the SFAS 158 transition adjustment as an adjustment of the ending balance of accumulated other comprehensive income for 2006.

Note A – Summary of Accounting Policies, 5. Loans, page 47

7.	We note you report mortgage loan fees in other income in the consolidated statements of income.

(a)	Please revise to disclose the type of loan fees reported in this line item.

(b)	Please revise to disclose your accounting policy related to these loan fees and tell us the authoritative literature on which you rely.

(a) In response to your comment, the following disclosure will be added to the notes to our consolidated financial statements in future filings with the Commission:

“Fees on mortgage loans sold individually in the secondary market, including origination fees, service release premiums, processing and administrative fees, and application fees, are recognized as other income in the period in which the loans are sold. These loans are underwritten to the standards of upstream correspondents and are not held on the Corporation’s consolidated balance sheets.”

(b) The last sentence of the immediately preceding proposed disclosure sets forth the accounting policy of the Corporation regarding the accounting for loan fees. The authoritative guidance for this accounting treatment is paragraph 21 of FASB Statement No. 65, as amended by FASB Statement No. 91, which states, “If the loan is held for resale, loan origination fees and the direct loan origination costs as specified in FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, shall be deferred until the related loan is sold.”

Note B – Acquisitions, page 52

8.	Please tell us how you determined that the pro forma impact of the SunCoast and Seasons acquisitions on the results of operations was immaterial. Please provide your analysis separately for both acquisitions and on an aggregated basis. Refer to paragraph 54 of SFAS 141.

In response to your comment, please see the attached Exhibit B detailing our calculations. To determine whether the pro forma impact of the SunCoast and Seasons acquisitions was immaterial, we used the three tests for determining a “significant subsidiary” outlined in Rule 1-02(w) of Regulation S-X. Following the guidelines of Rule 3-05(b)(2)(i) of Regulation S-X, we determined that the pro forma impact of the acquisitions, both individually and in the aggregate, was immaterial; thus, the disclosures outlined in paragraph 54 of SFAS 141 were not required.

9.	We note your disclosure in the Form 8-K filed on August 17, 2006 that the financial statements required by Item 9.01(a) of Form 8-K and the pro forma financial statements required by Item 9.01(b) of Form 8-K will be filed by amendment within 71 calendar days. However, it does not appear that this information was ever filed. Please tell us why this information was not filed. If you subsequently determined that the information was not required, please provide us with your supporting analysis considering the requirements of Form 8-K, Rule 3-05 of Regulation S-X, and Article 11 of Regulation S-X.

In response to your comment, please note our response to Comment 8 above. It was determined not to be required because the purchase price of SunCoast did not exceed 10% of the Corporation’s total assets. In accordance with the instructions to Item 2.01 of Form 8-K, we did not amend our Form 8-K to file the information required by Item 9.01(a) and (b) of Form 8-K.

Cadence acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please contact me at (662) 324-4258.

Sincerely,

/s/ Richard T. Haston
Richard T. Haston
Executive Vice President and Chief Financial Officer

Exhibit A

	2006		2005
(in thousands)	Loan Balance	Allowance for Loan Losses	Loan Balance	Allowance for Loan Losses
Allocated component:
Impaired loans	$13,577	$2,113	$10,544	$1,293
Graded loans	32,682	972	19,978	812
Homogeneous pools	105,114	524	120,315	855
Other loans	1,071,573	6,107	709,807	4,768

Unallocated component	—	2,520	—	1,584

	$1,222,946	$12,236	$860,644	$9,312

Exhibit B

Significance Tests for SunCoast and Seasons Acquisitions:

SunCoast:

1) Purchase Price:
SunCoast Purchase Price	35,936,329
Corporation’s Total Assets as of 12/31/05	1,446,117,000	2.5%

2) Asset:
SunCoast Total Assets as of 12/31/05	131,924,000
Corporation’s Total Assets as of 12/31/05	1,446,117,000	9.1%

3) Pretax Income:
SunCoast Pretax Income FYE 12/31/05	1,477,000
Corporation’s Pretax Income FYE 12/31/05	18,276,000	8.1%

Seasons:

1) Purchase Price:
Seasons Purchase Price	17,571,754
Corporation’s Total Assets as of 12/31/05	1,446,117,000	1.2%

2) Asset:
Seasons Total Assets as of 12/31/05	75,757,874
Corporation’s Total Assets as of 12/31/05	1,446,117,000	5.2%

3) Pretax Income:
Seasons Pretax Income FYE 12/31/05	(153,724)
Corporation’s Pretax Income FYE 12/31/05	18,276,000	-0.8%

Aggregate:

1) Purchase Price:
SunCoast/Seasons Purchase Price	53,508,083
Corporation’s Total Assets as of 12/31/05	1,446,117,000	3.7%

2) Asset:
SunCoast/Seasons Total Assets as of 12/31/05	207,681,874
Corporation’s Total Assets as of 12/31/05	1,446,117,000	14.4%

3) Pretax Income:
SunCoast/Seasons Pretax Income FYE 12/31/05	1,323,276
Corporation’s Pretax Income FYE 12/31/05	18,276,000	7.2%

CONCLUSION: As none of the tests exceeds 20%, no pro forma financial statements are required to be presented in the Corporation’s 10-K for the year ended December 31, 2006.